UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

Curaxis Pharmaceutical Corporation
(Name of Issuer)

Common Stock, Par Value $0.0001 per share
(Title of Class of Securities)

23127A107
(CUSIP Number)

4819 Emperor Blvd., Suite 400
Durham, NC 27703
(919) 313-4930
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With copies to:
Anslow & Jaclin, LLP
195 Route 9 South, Suite 204
Manalapan, NJ 07726
(212) 409-1212

July 29, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

SCHEDULE 13D

(1) NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

Patrick S. Smith

(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a)	☐
(b)	☐

(3) SEC USE ONLY

(4) SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

(5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

(6) CITIZENSHIP OR PLACE OF ORGANIZATION

South Carolina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
13,354,453
(8) SHARED VOTING POWER
777,532
(9) SOLE DISPOSITIVE POWER
13,354,453
(10) SHARED DISPOSITIVE POWER
777,532

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,131,985

(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.5%

(14) TYPE OF REPORTING PERSON

IN

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ITEM 1. SECURITY AND ISSUER.

The security upon which this report is based is the common stock, par value $0.0001, of Curaxis Pharmaceutical Corporation, a Nevada corporation, with its principal place of business located at 4819 Emperor Blvd., Suite 400, Durham, NC 27703.

ITEM 2. IDENTITY AND BACKGROUND.

The name of the person filing this statement is Patrick S. Smith, who is hereinafter sometimes referred to as the “Reporting Person.” Currently Mr. Smith is President, Chief Executive Officer, director and shareholder of the Issuer. His principal place of business is located at c/o Curaxis Pharmaceutical Corporation, 4819 Emperor Blvd., Suite 400, Durham, NC 27703. His telephone number is (919) 313-4930.

During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  In addition, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years which would make it subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

The Reporting Person is a citizen of South Carolina.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On February 8, 2010, Issuer entered into a merger agreement (the “Merger Agreement” and as amended, the “Amended Merger Agreement”) by and among Issuer, Auto Search Cars Acquisition Corp., a Delaware Corporation, and Curaxis Pharmaceutical Corporation, a Delaware corporation (“Curaxis”) (the “Merger”).

Upon effectiveness of the Merger, Mr. Smith assumed a role as a director and the position of President and Chief Executive Officer of Issuer and concurrently exchanged his shares of stock in Curaxis for shares in the Issuer.

ITEM 4. PURPOSE OF TRANSACTION.

The acquisition by the Reporting Person of beneficial ownership of the shares of the Issuer Common Stock resulted from the exchange of shares in the Merger.

Except as set forth herein, the Reporting Person has no plans or proposals, which would relate to or result in:

(a)	hedging transactions with regard to the Issuer Common Stock accept in compliance with the Securities Act

(b)	resale, distribution or fractionalisation of the Issuer Common Stock;

(c)	another person having a direct or indirect beneficial interest in the Issuer Common Stock;

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The Reporting Person reserves the right from time to time to acquire or dispose of shares of the common stock, or to formulate other purposes, plans or proposals regarding the Issuer or securities of the Issuer held by such Reporting Person to the extent deemed advisable in light of general investment policies, market conditions and other factors.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)
As of the date hereof, the Reporting Person acquired 14,131,985 shares of the issued and outstanding common stock of the Issuer. Such amount represented 19.5% of the total issued and outstanding common shares of the Issuer.

(b)
The Reporting Person holds sole voting and dispositive power over 13,354,453 shares of the  common stock of the Issuer as issued to the Reporting Person.  The Reporting Person holds shared voting and dispositive power over 777,532 shares of the common stock of the Issuer as issued to the Reporting Person.

(c)	Except as disclosed above, the Reporting Person has not effectuated any transaction in the common stock during the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Person has no contracts, arrangements or understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibits

2.1	Amended Merger Agreement furnished as Exhibit 2.1 to the Form 8-K filed on July 29, 2010 and incorporated herewith by reference.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 16, 2010	By:	/s/ Patrick S. Smith
Name: Patrick S. Smith

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